JARA TRUST

1001 Michael Lane

Eagleville, PA 19403

July 19, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BioRegenx, Inc.
Schedule 13D filed by JARA Trust and Robert Doran
Filed April 29, 2024
File No. 005-94500

Dear Sir or Madam:

Pursuant to your comment letter dated July 12, 2024, please note the following:

Schedule 13D Filed April 29, 2024

General

1. We note that the cover page of the Schedule 13D does not include the date of the event requiring the filing of the Schedule 13D. Please revise to specify the reported event date. Rule 13-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date of beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. If the Schedule 13D was not filed within the required five business days after the date of the acquisition, please advise us why the Schedule 13D was not timely filed.

The disclosure has been revised to clearly specify the reported event date of March 8, 2024. Prior to the merger on March 8, 2024, the filing persons have not been a more than 5% holder in a 12g reporting company requiring edgar codes and Section 16 filings. The filings persons obtained the required codes and filed the required Form 13D as soon as practicable upon fully understanding their responsibilities under the Securities Exchange Act.

2. On the cover pages and under Item 5 of the Schedule 13D, we note that each reporting person has disclosed its beneficial ownership of both BioRegenx, Inc.’s common shares and its Series A preferred shares. Rule 13d-1(a) of Regulation 13D-G only requires the filing of a Schedule 13D when a person acquires beneficial ownership of more than five percent of any equity security of a class which is specified in Rule 13d-1(i) (1). The Series A preferred shares do not appear to be a class of equity securities under Rule 1e3d-1(i)(1). Please revise to remove references to the beneficial ownership of Series A preferred shares to avoid the impression that they are a separate class of reportable equity securities, or otherwise advise. If such Series A preferred shares are convertible into BioRegenx, Inc.’s common stock within sixty days, please also revise the reported beneficial ownership of common shares to reflect this right to acquire common shares. See Rule 13d-3(d)(1)(i).

The disclosure has been revised to only include an equity security of a class which is specified in Rule 13d-1(i)(1). All references to the beneficial ownership of Series A preferred shares have been removed. The Series A preferred shares are not convertible into BioRegenx, Inc.’s common stock within sixty days.

The filing persons acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

Sincerely,

/s/ Robert Doran

By: Robert Doran, individually

and as a Trustee of the JARA Trust